

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Richard Pak
Chief Executive Officer
Deal a Day Group Corp.
5150 E. Pacific Coast Highway, Suite 200
Long Beach, CA 90804

> **Re:** **Deal a Day Group Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 12, 2014**
> **File No. 000-52323**

Dear Mr. Pak:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed March 12, 2014

General

1. We note your response to multiple comments that you are still compiling all information for the financial statements and related disclosures required to be included in the annual report on Form 10-K for the fiscal year ended December 31, 2013. We further note that you intend to file the Form 10-K on or before March 31, 2014 and once you have completed the annual report, you will amend the Form 10-K to respond to the comment. Please explain to us why you cannot file complete and accurate financial statements that address all of our previous outstanding comments at the time you file your Form 10-K for the year ended December 31, 2013.

2. On page 31, you state that the Asset Acquisition Agreement with RMC for various assets cost you $250,000 and 1,500,000 restricted shares of your common stock. However,

Note 5 to the Financial Statements (page F-19) states that the transaction "shall be" $400,000 and purchase rights for 1,500,000 restricted shares. Furthermore, your response letter dated March 12, 2014 indicates that this transaction was for the restricted shares only and that no cash was exchanged. Please advise or revise your disclosure to eliminate this discrepancy.

Item 1. Description of Business, page 3

Marketing Strategy, page 8

3. We reissue, in part, comment 10 of our letter dated July 13, 2012. Please describe how you target specific charities. Please refer to your response to our comment 7 of the same letter regarding your identification of target merchants.

Item 1A. Risk Factors, page 9

Risks Related to Our Business, page 9

We have a "going concern" opinion from our auditors . . ., page 10

4. We note the placeholder for an amount that you believe is necessary to maintain operations. Please confirm that this amount will be disclosed in the upcoming Form 10-K for the fiscal year ended December 31, 2013.

Item 10. Recent Sales of Unregistered Securities, page 27

5. Note 5 to the Financial Statements discloses an issuance on October 31, 2010 of 14,493,441 shares of common stock to retire $875,888 of notes payable. However, this section discloses two other Section 4(2) transactions on October 31, 2010 without mentioning the notes payable retired in Note 5. Please advise or revise your disclosure to eliminate this discrepancy.

6. In the fourth paragraph on page 31, you discuss the November 4, 2011 settlement of the Alma Note for (i) "shares of the Company's common stock" and (ii) a promissory note for $945,962. Please provide the details of the common stock conversion, including the various amounts of shares and the sources of those shares as disclosed in Item 7 of this registration statement.

7. We note from other sections of this registration statement that you entered into an Asset Acquisition Agreement with RMC on November 4, 2011 and exchanged, among other things, 1,500,000 restricted shares. However, in the fifth paragraph of page 31, you state that this exchange occurred on February 1, 2012. Please advise or revise your disclosure to eliminate this discrepancy.

8. We reissue comment no. 41 of our letter dated July 13, 2012 as it relates to Stephen Abbott, a creditor that released all outstanding debt on December 27, 2009 in exchange for restricted shares of common stock and a promissory note. In accordance with Item 701(c) of Regulation S-K, please state the aggregate amount of debt released by this party.

9. We reissue comment no. 42 of our letter dated July 13, 2012 as it relates to transactions that occurred in January, February, June, and October of 2010.

10. We reissue comments 43-45. The relevant transactions occurred in 2010 and 2011. Please revise your disclosures as requested or advise us why your 2013 financials will delay the reporting of information from prior fiscal years.

11. We reissue comment no. 46 of our letter dated July 13, 2012. Please explain why you are providing securities pursuant to Section 4(2) of the Securities Act in exchange for a credit line agreement.

12. We reissue comment no. 47 of our letter dated July 13, 2012. We note that there are no references to the Settlement Agreement involving VFX Direct LLC and Aptus Games, Inc.

Item 15. Financial Statements and Exhibits, page 33

13. We reissue comments 49-51. The exhibits in question relate to transactions that occurred in 2010 and 2011. Please revise your disclosures as requested or advise us why your 2013 financials will delay the reporting of information from prior fiscal years.

Form 10-K for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

14. We note that your financial statements identify your company as a development stage company and present balances and activity since inception on a cumulative basis. However, your audit opinion does not cover this period. Please ensure that future filings include an audit report that covers all periods presented in your financial statements, including the cumulative period from inception through the latest balance sheet date.

Consolidated Statements of Operations, page F-3

15. Please show us how you calculated your net loss per share. In your upcoming Form 10-K for the year ended December 31, 2013, please ensure you appropriately calculate net loss per share.

Notes to Consolidated Financial Statements, page F-7

16. We note the line item in your Consolidated Statement of Stockholders' Deficit for "Issuance of Options" as well as the line item in your Statement of Operations called "Stock based compensation." However, we do not see any footnote disclosure related to this stock based compensation. In future filings, to the extent that you recognize material stock based compensation, please include the required disclosures related to stock based compensation. Refer to ASC 718-10-50.

Form 10-Q/A for the quarter ended June 30, 2012 filed February 21, 2013

17. We note that you filed an amendment to your Form 10-Q for the period ended June 30, 2012 to restate your financial statements. Please file an Item 4.02 8-K related to this restatement or tell us why you do not believe it was required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars at 202.551.3348 or Jim Allegretto, Senior Assistant Chief Accountant, at 202.551.3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo